SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 5)
CROWLEY MARITIME CORPORATION

(Name of Subject Company (Issuer))
CROWLEY NEWCO CORPORATION
THOMAS B. CROWLEY, JR.
CHRISTINE S. CROWLEY
MOLLY M. CROWLEY

(Names of Filing Persons (Offeror))
Common Stock, par value $0.01 per share

(Title of Class of Securities)
228090106

(CUSIP Number of Class of Securities)
Thomas B. Crowley, Jr.
c/o Crowley Maritime Corporation
9487 Regency Square Boulevard
Jacksonville, Florida 32225
(904) 727-2200

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Richard V. Smith, Esq.
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, California 94105
(415) 773-5700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$93,554,110	$2,872.11

*	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0- 11(d). The calculation assumes the purchase of all outstanding shares of the Issuer (other than the 58,562 shares already beneficially owned by Crowley Newco Corporation) at a price of $2,990 in cash per share. There were 31,289 shares of Common Stock outstanding that were not beneficially owned by Crowley Newco Corporation as of March 16, 2007.

**	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #6 for Fiscal Year 2007 issued by the Securities and Exchange Commission on February 15, 2007. Such fee equals .00307 percent of the value of the transaction.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,872.11	Filing Party:	Crowley Newco Corporation
Form or Registration No.:	Schedule TO	Date Filed:	March 19, 2007
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 9 and 11
Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX

AMENDMENT NO. 5 TO TENDER OFFER STATEMENT
This Amendment No. 5 to Tender Offer Statement amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2007, as amended and supplemented by Amendment No. 1 to Tender Offer Statement filed with the SEC on March 22, 2007, as amended and supplemented by Amendment No. 2 to Tender Offer Statement filed with the SEC on April 13, 2007, as amended and supplemented by Amendment No. 3 to Tender Offer Statement filed with the SEC on April 23, 2007, and as amended and supplemented by Amendment No. 4 to Tender Offer Statement filed with the SEC on April 25, 2007, by Crowley Newco Corporation (the “Purchaser”), Thomas B. Crowley, Jr., Christine S. Crowley and Molly M. Crowley. The Purchaser has made an offer to purchase all outstanding shares of Common Stock, par value $.01 per share (the “Common Stock”), of Crowley Maritime Corporation, other than the shares of Common Stock beneficially owned by the Purchaser, at a purchase price of $2,990 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 19, 2007 (as amended from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.
Items 1 through 9 and 11
     Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:
     (1) The Expiration Date of the Offer has been extended to 5:00 p.m., New York City time, on Monday, May 7, 2007. In order to reflect the extension of the Expiration Date of the Offer, “April 30, 2007” shall hereby be replaced in the Offer to Purchase, as appropriate, with “May 7, 2007”.
     (2) The Delaware Chancery Court has approved the settlement of Franklin. In order to reflect the court’s approval of the settlement of Franklin, the Offer to Purchase, in “Special Factors—Background of the Offer”, is hereby amended by adding the following new paragraph to the end thereof:
     “On April 27, 2007, the Delaware Chancery Court held a hearing to determine, among other things, whether to approve the settlement of Franklin. After the hearing, the court entered an Order and Final Judgment, which approved the settlement of Franklin and dismissed all claims related to Franklin with prejudice.”
     (3) The Purchaser has waived the condition to the Offer that requires that the time for any appeal of the Delaware Chancery Court’s approval of the settlement of Franklin have expired. In order to reflect the Purchaser’s waiver of that condition, the Offer to Purchase is hereby amended as follows:
          (i) In “Summary Term Sheet” in the question “What are the most important conditions to the Offer?”, the first sentence is hereby amended to read in its entirety as follows:
     “Because one of the purposes of the Offer is to settle Franklin, one of the most important conditions is that the Delaware Chancery Court approve the settlement of Franklin and dismiss the lawsuit.”

          (ii) In “The Tender Offer—Section 13. Certain Conditions to the Offer”, paragraph (4) is hereby amended to read in its entirety as follows:
     “(4) It is not the case that the Delaware Chancery Court has approved the settlement of Franklin and dismissed the case.”
Item 12. Exhibits
     (4) All references to “April 30, 2007” as the Expiration Date of the Offer in the following documents incorporated by reference as Exhibits to the Schedule TO are hereby replaced with “May 7, 2007”: Offer to Purchase; Letter of Transmittal; Notice of Guaranteed Delivery; Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees; and Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
     (5) All references to the condition to the Offer that requires that “the time for appeal of the Court’s approval” of the settlement of Franklin have expired, or other words to that effect, in the following documents incorporated by reference as Exhibits to the Schedule TO are hereby deleted: Offer to Purchase; Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees; and Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
     (6) Item 12 of the Schedule TO is amended and supplemented as set forth below.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated March 19, 2007.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Letter to Stockholders of Crowley Maritime Corporation from the Chairman and President of Crowley Newco Corporation.*

(a)(1)(viii)	Letter from D.F. King & Co., Inc. to Crowley Maritime Corporation stockholders.*

(a)(1)(ix)	Press Release issued by Crowley Newco Corporation on April 20, 2007.*

(a)(1)(x)	Information in respect of preliminary financial results and information regarding new revolving credit agreement (incorporated by reference from Current Report on Form 8-K filed with the Securities and Exchange Commission dated April 20, 2007, File No. 000-04717).*

Exhibit No.	Description

(a)(1)(xi)	Press Release issued by Crowley Newco Corporation on April 27, 2007 (incorporated by reference from Exhibit (a)(1)(xi) of Amendment No. 6 to Transaction Statement on Schedule 13E-3 filed with the Securities Exchange Commission on the Issuer by Crowley Newco Corporation on April 27, 2007, File No. 000-04717).

(a)(5)	Opinion of FMV Opinions, Inc., dated March 16, 2007 (incorporated by reference from Exhibit (c)(iii) to Amendment No. 5 to the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on April 25, 2007, File No. 000-04717).*

(b)(i)	Second Amended and Restated Credit Agreement dated February 27, 2004 (incorporated by reference from Exhibit No. 10.1.2 to the Issuer’s Form 10-K Annual Report for the fiscal year ended December 31, 2003, File No. 000-49717).*

(b)(ii)	Joinder Agreement dated April 4, 2006, to Second Amended and Restated Credit Agreement dated February 27, 2004 (incorporated by reference from Exhibit No. 10.1 to the Issuer’s Form 10-Q for the fiscal quarter ended March 31, 2006, File No. 000-49717).*

(b)(iii)	Credit Agreement dated April 20, 2007 (incorporated by reference from Exhibit b(iii) to Amendment No. 5 to the Transaction Statement on Schedule 13 E-3 filed with the Securities and Exchange Commission on April 25, 2007, File No. 000-04717).*

(d)(i)	Subscription Agreement dated February 22, 2007, between Crowley Newco Corporation and Thomas B. Crowley, Jr.*

(d)(ii)	Contribution Agreement dated March 16, 2007, between Crowley Newco Corporation and Christine S. Crowley, Crowley Asset Management, L.P., The Non-Exempt Trust FBO Adrienne Crowley, The Thomas B. Crowley Jr. Separate Property Trust, The Annual Exclusion Trust FBO Adrienne Crowley, The Crowley Family Generation-Skipping Trust U/T/A Dated 12/04/91, and The Marital Trust Under The Thomas B. Crowley Trust.*

(d)(iii)	Contribution Agreement dated March 16, 2007, between Crowley Newco Corporation and Crowley Maritime Corporation Retirement Stock Plan, the Crowley Maritime Corporation Stock Savings Plan and the Crowley Maritime Corporation Employee Stock Ownership Plan.*

(d)(iv)	Stipulation and Agreement of Compromise, Settlement and Release dated March 19, 2007, Franklin Balance Sheet Investment Fund v. Crowley, Civil Action No. 888-N (incorporated by reference from Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(v)	Amendment No. 8 to the Crowley Maritime Corporation Retirement Stock Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

Exhibit No.	Description

(d)(vi)	Amendment No. 3 to the Crowley Maritime Corporation Stock Savings Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(vii)	Crowley Maritime Corporation Employee Stock Ownership Plan, Amendment No. 3 to the 2005 Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.4 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CROWLEY NEWCO CORPORATION

/s/ Thomas B. Crowley, Jr.

Thomas B. Crowley, Jr., Chairman of the Board and President

(Name and Title)

April 27, 2007
(Date)

THOMAS B. CROWLEY, JR.

/s/ Thomas B. Crowley, Jr.

Thomas B. Crowley, Jr.
(Name)

April 27, 2007
(Date)

CHRISTINE S. CROWLEY

/s/ Christine S. Crowley

Christine S. Crowley
(Name)

April 27, 2007
(Date)

MOLLY M. CROWLEY

/s/ Molly M. Crowley

Molly M. Crowley
(Name)

April 27, 2007
(Date)

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated March 19, 2007.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Letter to Stockholders of Crowley Maritime Corporation from the Chairman and President of Crowley Newco Corporation.*

(a)(1)(viii)	Letter from D.F. King & Co., Inc. to Crowley Maritime Corporation stockholders.*

(a)(1)(ix)	Press Release issued by Crowley Newco Corporation on April 20, 2007.*

(a)(1)(x)	Information in respect of preliminary financial results and information regarding new revolving credit agreement (incorporated by reference from Current Report on Form 8-K filed with the Securities and Exchange Commission dated April 20, 2007, File No. 000-04717).*

(a)(1)(xi)	Press Release issued by Crowley Newco Corporation on April 27, 2007 (incorporated by reference from Exhibit (a)(1)(xi) of Amendment No. 6 to Transaction Statement on Schedule 13E-3 filed with the Securities Exchange Commission on the Issuer by Crowley Newco Corporation on April 27, 2007, File No. 000-04717).

(a)(5)	Opinion of FMV Opinions, Inc., dated March 16, 2007 (incorporated by reference from Exhibit (c)(iii) to Amendment No. 5 to the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on April 25, 2007, File No. 000-04717).*

(b)(i)	Second Amended and Restated Credit Agreement dated February 27, 2004 (incorporated by reference from Exhibit No. 10.1.2 to the Issuer’s Form 10-K Annual Report for the fiscal year ended December 31, 2003, File No. 000-49717).*

(b)(ii)	Joinder Agreement, dated April 4, 2006, to Second Amended and Restated Credit Agreement dated February 27, 2004 (incorporated by reference from Exhibit No. 10.1 to the Issuer’s Form 10-Q for the fiscal quarter ended March 31, 2006, File No. 000-49717).*

(b)(iii)	Credit Agreement dated April 20, 2007 (incorporated by reference from Exhibit b(iii) to Amendment No. 5 to the Transaction Statement on Schedule 13 E-3 filed with the Securities and Exchange Commission on April 25, 2007, File No. 000-04717). *

Exhibit No.	Description

(d)(i)	Subscription Agreement dated February 22, 2007 between Crowley Newco Corporation and Thomas B. Crowley, Jr.*

(d)(iii)	Contribution Agreement dated March 16, 2007, between Crowley Newco Corporation and Crowley Maritime Corporation Retirement Stock Plan, the Crowley Maritime Corporation Stock Savings Plan and the Crowley Maritime Corporation Employee Stock Ownership Plan.*

(d)(iv)	Stipulation and Agreement of Compromise, Settlement and Release dated March 19, 2007, Franklin Balance Sheet Investment Fund v. Crowley, Civil Action No. 888-N (incorporated by reference from Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(v)	Amendment No. 8 to the Crowley Maritime Corporation Retirement Stock Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.2 to the Issuer’s Current Report on Form 8-K Report filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(vi)	Amendment No. 3 to the Crowley Maritime Corporation Stock Savings Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(vii)	Crowley Maritime Corporation Employee Stock Ownership Plan, Amendment No. 3 to the 2005 Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.4 to the Issuer’s Current Report on Form 8-K Report filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

*	Previously filed.